EXHIBIT 3.1

AMENDMENT

TO BY-LAWS OF

ATLANTIC TELE-NETWORK, INC.

At a meeting duly held on September 12, 2013, the Board of Directors of Atlantic Tele-Network, Inc. (the “Company”) acted to amend the Bylaws of the Company, as amended and restated on March 26, 2006 (the “By-laws”), to add the following Section 8 to Article VII thereof:

“SECTION 8.  Exclusive Forum.  Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s Certificate of Incorporation or Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).”

Other than as set forth above, the By-laws of the Company remain in full force and effect as of the date hereof.